Exhibit 99.1

FOR IMMEDIATE RELEASE                                    Tuesday, April 15, 2003
(All amounts in U.S. dollars.
Per share information based on diluted
shares outstanding unless noted otherwise.)


               CELESTICA ANNOUNCES FIRST QUARTER FINANCIAL RESULTS

                                     SUMMARY

-  Revenue of $1,587 million, GAAP EPS $0.02, adjusted EPS $0.04
-  Cash flow from operations of $85 million
-  Company spent $81 million to repurchase 6.75 million shares in the quarter
-  Company spent $76 million for repurchase of convertible debt
- Balance sheet strength continues: debt to capital 18%, cash position of $1.76 billion
- Company announces plans to expand its share repurchase plan for up to 10% of its subordinate voting shares

TORONTO, Canada - Celestica Inc. (NYSE, TSX: CLS), a world leader in electronics manufacturing services (EMS), today announced financial results for the first quarter ended March 31, 2003.

For the first quarter, revenue was $1,587 million, down 26% from $2,152 million in the first quarter of 2002.

Net earnings on a GAAP basis for the first quarter were $3.4 million or $0.02 per share compared to net earnings of $39.7 million or $0.15 per share for the same period last year.

Adjusted net earnings - defined as net earnings before amortization of intangible assets, gains or losses on the repurchase of shares and debt, integration costs related to acquisitions and other charges, net of tax - were $12.8 million or $0.04 per share, compared to $63.4 million or $0.26 per share for the same period last year (detailed GAAP financial statements and supplementary information related to the reconciliation of adjusted net earnings to GAAP net earnings appear at the end of this press release). These results compare with the company's guidance for the first quarter, which was announced on January 28, for revenue of $1.5 - $1.7 billion and $0.04 to $0.10 adjusted net earnings per share.

"Results in our first quarter reflect seasonality, pricing pressure and ongoing weakness in some of our main communications and information technology infrastructure market segments," said Eugene Polistuk, chairman and CEO, Celestica.

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                                        2

OUTLOOK

For the second quarter ending June 30, 2003, the company anticipates revenue to be in the range of $1.55 billion - $1.75 billion and adjusted earnings (loss) per share to be between $0.02 and a loss of ($0.10) in the June quarter. This guidance reflects anticipated growth in revenue due to new program wins, offset by a reduced mix of higher complexity business and the costs of ramping new programs.

"We are encouraged that despite limited customer visibility and ongoing economic uncertainty, we are seeing a relatively robust flow of new business wins in all of our key end markets. Though timing and volumes from these wins is difficult to predict in the current environment, we are cautiously optimistic about our revenue opportunities as the year progresses. Combined with our accelerating restructuring activities, we expect improved performance in the second half of the year."

REPURCHASE OF SUBORDINATE VOTING SHARES AND CONVERTIBLE DEBT

During the quarter, the company spent $76 million to repurchase $153.8 million in principal amount of its outstanding Liquid Yield Option Notes (LYONs). Over the past nine months, the company spent a total of $176 million to repurchase LYONs with a principal amount at maturity of $376.7 million. In addition to the company's announcement in January that it was authorized to spend up to $100 million to repurchase LYONs - of which $73.6 million remains - the board has authorized the company to spend up to an additional $100 million for the repurchase of LYONs at its discretion.

EXPANSION OF NORMAL COURSE ISSUER BID

Celestica also announced today that it has amended the terms of its normal course issuer bid through the facilities of The Toronto Stock Exchange, which commenced August 1, 2002, to increase the number of subordinate voting shares that may be purchased from approximately 9.6 million to 18,633,347. The increase is from 5% of the outstanding subordinate voting shares to 10% of the public float of the subordinate voting shares. To date, Celestica has purchased 8.75 million subordinate voting shares pursuant to its normal course issuer bid at an average price of $12.98 per share (including 6.75 million subordinate voting shares at an average price of $12.01 per share during the three months ended March 31, 2003).

Since the company began its share and debt repurchase activities in the third quarter of 2002, Celestica has spent approximately $427 million to repurchase senior subordinated notes, subordinate voting shares and LYONs.

"While the near-term economic environment continues to create uncertainty in end markets, the long-term trend for outsourcing remains very positive," said Polistuk. "We have built the company into one of the dominant leaders in what is a growing industry with significantly greater opportunity ahead and with growing importance in the global technology supply chain. Our franchise is one of the best in our industry, characterized by a blue chip customer base and a superior financial position. We continue to be the only major EMS company buying back both stock and debt. The continuation and expansion of our stock and debt repurchase programs each reflect our long-term confidence in our prospects."

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                                        3

FIRST QUARTER AND ANNUAL MEETING WEBCAST

The company's annual general meeting is being held today in Toronto and will commence at 10:00 a.m. eastern time at the Fairmont Royal York Hotel, Imperial Room, 100 Front Street West. For those unable to attend, a live webcast of the company's AGM presentation is available at www.celestica.com. Management's presentation will commence at approximately 10:15 a.m. Comments on the first quarter results and outlook will be included in the AGM presentation.

Management will also host a conference call today discussing the company's first quarter results. The conference call will start at 4:00 p.m. EST and can be accessed at www.celestica.com.

SUPPLEMENTARY INFORMATION

In addition to disclosing detailed results in accordance with generally accepted accounting principles (GAAP), Celestica also provides supplementary non-GAAP measures as a method to evaluate the company's operating performance.

Management uses adjusted net earnings as a measure of enterprise-wide performance. As a result of the significant number of acquisitions made by the Company over the past few years, management believes adjusted net earnings is a useful measure that facilitates period-to-period operating comparisons. Adjusted net earnings exclude the effects of acquisition-related charges (most significantly, amortization of intangible assets, and integration costs related to acquisitions), other charges (most significantly, restructuring costs and the write-down of goodwill and intangible assets), gains or losses on the repurchase of shares or debt, and the related income tax effect of these adjustments. Adjusted net earnings does not have any standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. Adjusted net earnings is not a measure of performance under Canadian or U.S. GAAP and should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP. The Company has provided a reconciliation of adjusted net earnings to GAAP net earnings (loss) below.

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                                        4

ABOUT CELESTICA
Celestica is a world leader in the delivery of innovative electronics manufacturing services (EMS). Celestica operates a highly sophisticated global manufacturing network with operations in Asia, Europe and the Americas, providing a broad range of services to leading OEMs (original equipment manufacturers). A recognized leader in quality, technology and supply chain management, Celestica provides competitive advantage to its customers by improving time-to-market, scalability and manufacturing efficiency.

For further information on Celestica, visit its website at www.celestica.com. The company's security filings can also be accessed at www.sedar.com and www.sec.gov.

SAFE HARBOUR AND FAIR DISCLOSURE STATEMENT
THIS NEWS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS RELATED TO OUR FUTURE GROWTH, TRENDS IN OUR INDUSTRY AND OUR FINANCIAL AND OPERATIONAL RESULTS AND PERFORMANCE THAT ARE BASED ON CURRENT EXPECTATIONS, FORECASTS AND ASSUMPTIONS INVOLVING RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL OUTCOMES AND RESULTS TO DIFFER MATERIALLY. THESE RISKS AND UNCERTAINTIES INCLUDE, BUT ARE NOT LIMITED
TO: THE CHALLENGES OF EFFECTIVELY MANAGING OUR OPERATIONS DURING UNCERTAIN ECONOMIC CONDITIONS; THE CHALLENGE OF RESPONDING TO LOWER-THAN-EXPECTED CUSTOMER DEMAND; THE EFFECTS OF PRICE COMPETITION AND OTHER BUSINESS AND COMPETITIVE FACTORS GENERALLY AFFECTING THE EMS INDUSTRY; OUR DEPENDENCE ON THE INFORMATION TECHNOLOGY AND COMMUNICATIONS INDUSTRIES; OUR DEPENDENCE ON A LIMITED NUMBER OF CUSTOMERS AND ON INDUSTRIES AFFECTED BY RAPID TECHNOLOGICAL CHANGE; COMPONENT CONSTRAINTS; VARIABILITY OF OPERATING RESULTS AMONG PERIODS; AND THE ABILITY TO MANAGE OUR RESTRUCTURING AND THE SHIFT OF PRODUCTION TO LOWER COST GEOGRAPHIES. THESE AND OTHER RISKS AND UNCERTAINTIES AND FACTORS ARE DISCUSSED IN THE COMPANY'S VARIOUS PUBLIC FILINGS AT www.sedar.com AND http://www.sec.gov, INCLUDING OUR ANNUAL REPORT ON FORM 20-F AND SUBSEQUENT REPORTS ON FORM 6-K FILED WITH THE SECURITIES AND EXCHANGE COMMISSION.

WE DISCLAIM ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, WHETHER AS A RESULT OF NEW INFORMATION, FUTURE EVENTS OR OTHERWISE.

AS OF ITS DATE, THIS PRESS RELEASE CONTAINS ANY MATERIAL INFORMATION ASSOCIATED WITH THE COMPANY'S FIRST QUARTER FINANCIAL RESULTS, AND REVENUE AND ADJUSTED NET EARNINGS GUIDANCE FOR THE SECOND QUARTER ENDING JUNE 30, 2003. EARNINGS GUIDANCE IS REVIEWED BY THE COMPANY'S BOARD OF DIRECTORS.

Contacts:
Laurie Flanagan                                     Paul Carpino
Celestica Global Communications                     Celestica Investor Relations
(416) 448-2200                                      (416) 448-2211
media@celestica.com                                 clsir@celestica.com

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                                        5

                                FINANCIAL SUMMARY

          GAAP FINANCIAL SUMMARY

          Three months ended March 31                              2002             2003           Change
          ---------------------------                              ----             ----           ------
                    Revenue                                  $    2,152   M   $    1,587   M   $     (565)   M
                    Net earnings                                     40   M            3   M          (37)   M
                    Net earnings per share                   $     0.15       $     0.02       $    (0.13)

                    Cash Provided by Operations              $      274   M   $       85   M   $     (189)   M
                    Cash Position at March 31                $    1,483   M   $    1,763   M   $      280    M

          ADJUSTED NET EARNINGS SUMMARY

          Three months ended March 31                              2002             2003           Change
          ---------------------------                              ----             ----           ------
                    Adjusted net earnings                    $       63   M   $       13    M  $      (50)   M
                    Adjusted net EPS (1)                     $     0.26       $     0.04       $    (0.22)

          ADJUSTED NET EARNINGS CALCULATION

                                                                 Three Months
                                                                 ------------
                                                               2002         2003
                                                               ----         ----
                    GAAP net earnings                        $   40  M   $    3   M
                    Add: amortization of intangibles             22  M       12   M
                    Add: acquisition integration costs            4  M        -   M
                    Add: other charges                            -  M       (1)  M
                    Less: tax impact of above                    (3) M       (1)  M
                                                             ------      ------
                    Adjusted net earnings                    $   63  M   $   13   M
                                                             ======      ======

           (1) For purposes of the diluted per share calculation for the three months ended March 31, 2002 and 2003, the weighted average number of shares outstanding was 247.1 million and 230.2 million, respectively. Adjusted net EPS excludes the gain on the repurchase of convertible debt.

          GUIDANCE SUMMARY

                      1Q Versus Actual                         1Q 03 Guidance        1Q 03 Actual
                      ----------------                         --------------        ------------
                      Revenue                                  $1.5B -  $1.7B           $1.6B
                      Adjusted net EPS                         $0.04 -  $0.10           $0.04

                      Forward Guidance(1)                      2Q 03 Guidance
                      ----------------                         --------------
                      Revenue                                  $1.55B  - $1.75B
                      Adjusted net EPS                         $(0.10) -  $0.02

          (1) Guidance for the second quarter is provided only on an adjusted net earnings basis. This is due to the difficulty in forecasting the various items impacting GAAP, such as the amount and timing of the company's restructuring activities. Additionally, the company is active in repurchasing its subordinate voting shares and retiring its debt. Since the timing and pricing of these actions are uncertain, it is difficult to predict any gains or losses on repurchases during the quarter.

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                                        6

                                 CELESTICA INC.

                           CONSOLIDATED BALANCE SHEETS
                          (IN MILLIONS OF U.S. DOLLARS)
                                   (UNAUDITED)

                                                         DECEMBER 31        MARCH 31
                                                            2002              2003
                                                       ---------------   ---------------
ASSETS
Current assets:
  Cash and short-term investments...................   $       1,851.0   $       1,763.1
  Accounts receivable...............................             785.9             634.0
  Inventories.......................................             775.6             806.0
  Prepaid and other assets..........................             115.1             148.4
  Deferred income taxes.............................              36.9              38.9
                                                       ---------------   ---------------
                                                               3,564.5           3,390.4
Capital assets......................................             727.8             701.5
Goodwill from business combinations.................             948.0             948.0
Intangible assets...................................             211.9             201.4
Other assets........................................             354.6             356.4
                                                       ---------------   ---------------
                                                       $       5,806.8   $       5,597.7
                                                       ===============   ===============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable..................................   $         947.2   $         959.8
  Accrued liabilities...............................             475.4             386.2
  Income taxes payable..............................              24.5              41.8
  Deferred income taxes.............................              21.5              21.5
  Current portion of long-term debt.................               2.7               3.6
                                                       ---------------   ---------------
                                                               1,471.3           1,412.9
Long-term debt......................................               4.2               2.2
Accrued pension and post-employment benefits........              77.2              78.9
Deferred income taxes...............................              46.2              46.2
Other long-term liabilities.........................               4.3               4.3
                                                       ---------------   ---------------
                                                               1,603.2           1,544.5
Shareholders' equity:
  Convertible debt (note 3).........................             804.6             733.5
  Capital stock (note 4)............................           3,670.6           3,549.4
  Contributed surplus...............................               5.8              49.2
  Deficit...........................................            (294.7)           (295.4)
  Foreign currency translation adjustment...........              17.3              16.5
                                                       ---------------   ---------------
                                                               4,203.6           4,053.2
                                                       ---------------   ---------------
                                                       $       5,806.8   $       5,597.7
                                                       ===============   ===============

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
    THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE
                 2002 ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

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                                        7

                                 CELESTICA INC.

       CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS (DEFICIT)
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                                         THREE MONTHS ENDED
                                                                              MARCH 31
                                                                         2002           2003
                                                                     ------------   ------------
Revenue........................................................       $  2,151.5     $  1,587.4
Cost of sales..................................................          1,999.4        1,511.7
                                                                      ----------     ----------
Gross profit...................................................            152.1           75.7
Selling, general and administrative expenses...................             72.2           59.7
Research and development costs.................................              4.5            4.5
Amortization of intangible assets .............................             22.0           12.4
Integration costs related to acquisitions .....................              3.9              -
Other charges (note 5).........................................                -           (1.6)
                                                                      ----------     ----------
Operating income...............................................             49.5            0.7
Interest on long-term debt.....................................              5.4            1.2
Interest income, net...........................................             (3.7)          (4.6)
                                                                      ----------     ----------
Earnings before income taxes...................................             47.8            4.1
                                                                      ----------     ----------
Income taxes:
  Current expense..............................................              9.4            3.7
  Deferred recovery............................................             (1.3)          (3.0)
                                                                      ----------     ----------
                                                                             8.1            0.7
                                                                      ----------     ----------
Net earnings for the period....................................             39.7            3.4

Retained earnings (deficit), beginning of period...............            162.7         (294.7)
Convertible debt accretion, net of tax.........................             (4.2)          (4.0)
Loss on repurchase of convertible debt (note 3)................                -           (0.1)
                                                                      ----------     ----------
Retained earnings (deficit), end of period.....................       $    198.2     $   (295.4)
                                                                      ==========     ==========

Basic earnings per share (note 7)..............................       $     0.15     $     0.02

Diluted earnings per share (note 7)............................       $     0.15     $     0.02

Weighted average number of shares outstanding:
   - basic (in millions).......................................            229.8          227.0
   - diluted (in millions) (note 7)............................            236.8          230.2

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
    THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE
                 2002 ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

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                                        8

                                 CELESTICA INC.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (IN MILLIONS OF U.S. DOLLARS)
                                   (UNAUDITED)

                                                                 THREE MONTHS ENDED
                                                                      MARCH 31
                                                                2002            2003
                                                            -------------   -------------
CASH PROVIDED BY (USED IN):
OPERATIONS:
Net earnings for the period ...........................      $      39.7     $       3.4
Items not affecting cash:
  Depreciation and amortization........................             79.0            56.2
  Deferred income taxes................................             (1.3)           (3.0)
  Other charges (note 5)...............................                -            (1.6)
  Other................................................              2.4             4.0
                                                             -----------     -----------
Cash from earnings.....................................            119.8            59.0
                                                             -----------     -----------
Changes in non-cash working capital items:
  Accounts receivable..................................             11.7           152.0
  Inventories..........................................            158.6           (28.0)
  Prepaid and other assets.............................            (37.0)          (33.2)
  Accounts payable and accrued liabilities.............             20.1           (80.0)
  Income taxes payable.................................              0.7            15.6
                                                             -----------     -----------
  Non-cash working capital changes.....................            154.1            26.4
                                                             -----------     -----------
  Cash provided by operations..........................            273.9            85.4
                                                             -----------     -----------

INVESTING:
  Acquisitions, net of cash acquired...................           (102.9)           (0.5)
  Purchase of capital assets...........................            (26.1)          (18.1)
  Proceeds from sale of capital assets.................                -             1.8
  Other................................................                -            (0.3)
                                                             -----------     -----------
  Cash used in investing activities....................           (129.0)          (17.1)
                                                             -----------     -----------

FINANCING:
  Bank indebtedness....................................             (1.3)              -
  Repayment of long-term debt .........................             (5.6)           (1.1)
  Deferred financing costs.............................             (0.4)           (0.2)
  Repurchase of convertible debt (note 3)..............                -           (76.1)
  Issuance of share capital............................              3.2             2.2
  Repurchase of capital stock (note 4).................                -           (81.0)
  Other................................................             (0.8)              -
                                                             -----------     -----------
  Cash used in financing activities....................             (4.9)         (156.2)
                                                             -----------     -----------

Increase (decrease) in cash............................            140.0           (87.9)
Cash, beginning of period..............................          1,342.8         1,851.0
                                                             -----------     -----------
Cash, end of period....................................      $   1,482.8     $   1,763.1
                                                             ===========     ===========

              Cash is comprised of cash and short-term investments.

          SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.
    THESE INTERIM FINANCIAL STATEMENTS SHOULD BE READ IN CONJUNCTION WITH THE
                 2002 ANNUAL CONSOLIDATED FINANCIAL STATEMENTS.

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                                        9

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)


1.   NATURE OF BUSINESS:

     The primary operations of the Company consist of providing a full range of electronics manufacturing services including design, prototyping, assembly, testing, product assurance, supply chain management, worldwide distribution and after-sales service to its customers primarily in the information technology and communications industries. The Company has operations in the Americas, Europe and Asia.

     Celestica prepares its financial statements in accordance with generally accepted accounting principles (GAAP) in Canada with a reconciliation to accounting principles generally accepted in the United States, disclosed in note 22 to the 2002 annual consolidated financial statements.

2.   SIGNIFICANT ACCOUNTING POLICIES:

     The disclosures contained in these unaudited interim consolidated financial statements do not include all requirements of GAAP for annual financial statements. These unaudited interim consolidated financial statements should be read in conjunction with the 2002 annual consolidated financial statements.

     These unaudited interim consolidated financial statements reflect all adjustments, consisting only of normal recurring accruals, which are, in the opinion of management, necessary to present fairly the financial position of the Company as of March 31, 2003 and the results of operations and cash flows for the three months ended March 31, 2002 and 2003.

     These unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in the 2002 annual consolidated financial statements.

3.   CONVERTIBLE DEBT

     During the quarter, the Company paid $76.1 to repurchase Liquid Yield Option(TM) Notes (LYONs) with a principal amount at maturity of $153.8. Pursuant to Canadian GAAP, the LYONs are recorded as an equity instrument and bifurcated into a principal equity component and an option component. See the description in note 10 to the 2002 annual consolidated financial statements. The loss on the repurchase of LYONs of $0.1 for the quarter is recorded to retained earnings and apportioned between the principal equity and option components, based on their relative fair values compared to their carrying values. Consistent with the treatment of the periodic accretion charges, the amount relating to the principal equity component has been included in the calculation of basic and diluted earnings per share. See note 7.

4.   CAPITAL STOCK

     In July 2002, the Company filed a Normal Course Issuer Bid to repurchase over the next 12 months, at its discretion, up to 5% of the total outstanding shares, or 9.6 million subordinate voting shares, for cancellation. During the quarter, the Company repurchased 6.8 million subordinate voting shares at a weighted average price of $12.01 per share.

5.   OTHER CHARGES:

                                                                                       THREE MONTHS ENDED
                                                                                            MARCH 31
                                                                                     2002              2003
                                                                                  -----------      ------------
     2001 restructuring (a)...................................................      $     -          $      -
     2002 restructuring (b)...................................................            -                 -
     Gain on sale of surplus land.............................................            -              (1.6)
                                                                                    -------          --------
                                                                                    $     -          $   (1.6)
                                                                                    =======          ========

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                                       10

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

(a)  2001 RESTRUCTURING:

     The Company completed the major components of its 2001 restructuring plan by the end of 2002, except for certain long-term lease and other contractual obligations. The following table details the activity through the accrued restructuring liability:

                                                                                                     LEASE AND
                                                                                                       OTHER
                                                                                                    CONTRACTUAL
                                                                                                    OBLIGATIONS
                                                                                                   --------------
     Balance at December 31, 2002.............................................................       $     32.1
     Cash payments............................................................................             (6.7)
                                                                                                     ----------
     Balance at March 31, 2003................................................................       $     25.4
                                                                                                     ==========

(b)  2002 RESTRUCTURING:

     The Company announced a second restructuring plan in July 2002, that focused on the consolidation of facilities and a workforce reduction. As of December 31, 2002, 3,490 employee positions remain to be terminated during 2003, of which 1,113 employees were terminated during the quarter. The Company expects to complete the major components of the 2002 restructuring plan by the end of 2003, except for certain long-term lease and other contractual obligations.

     The following table details the activity through the accrued restructuring liability:

                                                                     LEASE AND
                                                      EMPLOYEE         OTHER         FACILITY
                                                    TERMINATION     CONTRACTUAL     EXIT COSTS
                                                       COSTS        OBLIGATIONS      AND OTHER         TOTAL
                                                   -------------    ------------   ------------     ------------
     Balance at December 31, 2002.............       $     87.1      $     50.0     $      7.8       $    144.9
     Cash payments............................            (28.7)           (9.0)          (1.0)           (38.7)
                                                     ----------      ----------     ----------       ----------
     Balance at March 31, 2003................       $     58.4      $     41.0     $      6.8       $    106.2
                                                     ==========      ==========     ==========       ==========

6.   SEGMENTED INFORMATION:

     The Company's operations fall into one dominant industry segment, the electronics manufacturing services industry. The Company manages its operations, and accordingly determines its operating segments, on a geographic basis. The performance of geographic operating segments is monitored based on EBIAT (earnings before interest, amortization of intangible assets, integration costs related to acquisitions, other charges and income taxes). Inter-segment transactions are reflected at market value. The following is a breakdown by reporting segment:

                                                                                           THREE MONTHS ENDED
                                                                                                MARCH 31
                                                                                           2002            2003
                                                                                      -------------   -------------
     REVENUE
     Americas....................................................................      $   1,359.4     $     769.3
     Europe......................................................................            470.3           336.4
     Asia........................................................................            400.7           525.6
     Elimination of inter-segment revenue........................................            (78.9)          (43.9)
                                                                                       -----------     -----------
                                                                                       $   2,151.5     $   1,587.4
                                                                                       ===========     ===========

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                                       11

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

                                                                                     THREE MONTHS ENDED
                                                                                          MARCH 31
                                                                                      2002         2003
                                                                                   ----------   ----------
     EBIAT
     Americas...................................................................   $     40.3   $     15.6
     Europe.....................................................................         15.4        (25.4)
     Asia.......................................................................         19.7         21.3
                                                                                   ----------   ----------
                                                                                         75.4         11.5
     Interest, net..............................................................         (1.7)         3.4
     Amortization of intangible assets..........................................        (22.0)       (12.4)
     Integration costs related to acquisitions..................................         (3.9)           -
     Other charges (note 5).....................................................            -          1.6
                                                                                   ----------   ----------
     Earnings before income taxes...............................................   $     47.8   $      4.1
                                                                                   ==========   ==========

                                                                                       AS AT MARCH 31
                                                                                      2002         2003
                                                                                   ----------   ----------
     TOTAL ASSETS
     Americas...................................................................   $  3,496.0   $  2,624.1
     Europe.....................................................................      1,484.3      1,056.1
     Asia.......................................................................      1,763.5      1,917.5
                                                                                   ----------   ----------
                                                                                   $  6,743.8   $  5,597.7
                                                                                   ==========   ==========

     GOODWILL
     Americas...................................................................   $    245.0   $    115.7
     Europe.....................................................................         74.5            -
     Asia.......................................................................        818.4        832.3
                                                                                   ----------   ----------
                                                                                   $  1,137.9   $    948.0
                                                                                   ==========   ==========

7.   WEIGHTED AVERAGE SHARES OUTSTANDING AND EARNINGS PER SHARE:

     The following table sets forth the calculation of basic and diluted earnings per share:

                                                                                     THREE MONTHS ENDED
                                                                                          MARCH 31
                                                                                   -----------------------
                                                                                      2002         2003
                                                                                   ----------   ----------
     Numerator:
       Net earnings.............................................................   $     39.7   $      3.4
       Convertible debt accretion, net of tax...................................         (4.2)        (4.0)
       Gain on repurchase of convertible debt, net of tax (1)...................            -          5.7
                                                                                   ----------   ----------
       Earnings available to common shareholders................................   $     35.5   $      5.1

     Denominator:
       Weighted average shares - basic (in millions)............................        229.8        227.0
       Effect of dilutive securities (in millions):
            Employee stock options..............................................          7.0          3.2
            Convertible debt (2)................................................            -            -
                                                                                   ----------   ----------
       Weighted average shares - diluted (in millions)..........................        236.8        230.2

     Earnings per share:
       Basic....................................................................   $     0.15   $     0.02
       Diluted..................................................................   $     0.15   $     0.02

     (1) For the three months ended March 31, 2003, the gain on the principal equity component of the convertible debt repurchase of $5.7 is included in the calculation of basic and diluted earnings per share. See note 3.
     (2) For the three months ended March 31, 2002 and 2003, excludes the effect of the convertible debt as it is anti-dilutive.

                                                                         more...

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

8.   SUPPLEMENTAL CASH FLOW INFORMATION:

                                                                                     THREE MONTHS ENDED
                                                                                          MARCH 31
                                                                                      2002         2003
                                                                                   ----------   ----------
  Paid (received) during the period:
  Interest......................................................................   $      2.3   $      1.8
  Taxes.........................................................................   $      4.8   $     (2.1)

  Non-cash financing activities:
    Convertible debt accretion, net of tax .....................................   $      4.2   $      4.0

9.   STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS:

     In accordance with the CICA Handbook Section 3870, the Company discloses pro forma net earnings and earnings per share information as if the Company had accounted for employee stock options under the fair value method. The Company has applied the pro forma disclosure provisions of the standard to awards granted on or after January 1, 2002. The pro forma effect of awards granted prior to January 1, 2002, has not been included.

     The fair value of the options issued by the Company during the quarter was determined using the Black-Scholes option pricing model. The Company used the following weighted average assumptions in the quarter: risk-free rate of 4.3%; dividend yield of 0%; a volatility factor of the expected market price of the Company's shares of 70%; and an expected option life of 3.7 years. The weighted average grant date fair values of options issued during the quarter was $6.75 per share. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to income over the vesting period, on a straight-line basis. For the three months ended March 31, 2003, the Company's pro forma net earnings is $0.9, pro forma basic earnings per share is $0.01 and pro forma diluted earnings per share is $0.01. The Company's stock option plans are described in note 11 in the 2002 consolidated financial statements.

10.  GUARANTEES AND CONTINGENCIES:

     Effective January 1, 2003, the Company adopted the new CICA Accounting Guideline AcG-14, which requires certain disclosures of obligations under guarantees.

     Contingent liabilities in the form of letters of credit, letters of guarantee, and surety and performance bonds, are provided to various third parties. These guarantees cover various payments including customs and excise taxes, utility commitments and certain bank guarantees. At March 31, 2003, these liabilities, including guarantees of employee share purchase loans, amounted to $62.5 (December 31, 2002 - $61.2).

     In addition to the above guarantees, the Company has also provided routine indemnifications, whose terms range in duration and often are not explicitly defined. These guarantees may include indemnifications against adverse effects due to changes in tax laws and patent infringements by third parties. The maximum amounts from these indemnifications cannot be reasonably estimated. In some cases, the Company has recourse against other parties to mitigate its risk of loss from these guarantees. Historically, the Company has not made significant payments relating to these types of indemnifications.

                                                                         more...

                                 CELESTICA INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
             (IN MILLIONS OF U.S. DOLLARS, EXCEPT PER SHARE AMOUNTS)
                                   (UNAUDITED)

     Under the terms of an existing real estate lease, which expires in 2004, Celestica has the right to acquire the real estate at a purchase price equal to the lease balance, which at March 31, 2003 was approximately $37.3. In the event that the lease is not renewed, subject to certain conditions, Celestica may choose to market and complete the sale of the real estate on behalf of the lessor. If the highest offer received is less than the lease balance, Celestica would pay the lessor the lease balance less the gross sale proceeds, subject to a maximum of $31.5. In the event that no acceptable offers are received, Celestica would pay the lessor $31.5 and return the property to the lessor. Alternatively, Celestica may choose to acquire the real estate at the expiration for a price equal to the then current lease balance.

11.  COMPARATIVE INFORMATION:

     The Company has reclassified certain prior period information to conform to the current period's presentation.

12.  SUBSEQUENT EVENT:

     In April 2003, the Company announced that it has amended the terms of its Normal Course Issuer Bid through the facilities of the Toronto Stock Exchange. The Company has increased the number of subordinate voting shares that may be repurchased from approximately 9.6 million to 18.5 million, reflecting an increase from 5% of the outstanding subordinate voting shares to 10% of the public float of subordinate voting shares. The Normal Course Issuer Bid will expire July 31, 2003. To date, the Company has repurchased approximately 8.8 million of the 18.5 million limit.

                                      -30-